Exhibit (a)(12)



                   [Letterhead of Harnischfeger Industries, Inc.]





                                     May 9, 1997



         Mr. Marvin L. Isles
         President and Chief Executive Officer
         Giddings & Lewis, Inc.
         P.O. Box 590
         142 Doty Street
         Fond du Lac, WI  54936-0590

         Dear Marvin:

         I note from your press release of May 8 that Giddings & Lewis has held discussions with and is providing information to other unnamed "interested" parties. Harnischfeger has demonstrated its sincere interest in a mutually beneficial transaction by making a fully-financed, all-cash offer to buy Giddings & Lewis at a substantial premium. As the only party as of this date willing to make a bona fide offer -- indeed, as the only party wiling to state its interest in Giddings & Lewis publicly -- we believe that the Board of Directors of Giddings & Lewis has a fiduciary obligation to provide Harnischfeger with the same information that is being supplied to other parties. In this regard, Harnischfeger is prepared to enter promptly into a standard confidentiality agreement, which would not, of course, contain provisions restricting our ability to make offers to or otherwise communicate with Giddings & Lewis or its shareholders.

         Please provide to us a confidentiality agreement as described above and, subsequent to the execution thereof, any non-public information and access to individuals that have already been provided to other interested parties. In addition, we request that you implement proper procedures to ensure that Harnischfeger receives at least simultaneously all such non-public information and access to individuals provided to other interested parties in the future.

         The "preliminary discussions" with unnamed parties about their "possible" interest in a "potential" transaction referred to in your press release appear to be a means for further delay. As we have advised you in the past, we are prepared to meet immediately to address any questions you and your Board may have. No other bidder can act as quickly as we can.
                                       -2-




         We sincerely believe that our proposal to combine our two com-panies is in the best interests of our respective shareholders and other constituencies of our companies.

         I would appreciate the courtesy of a response by early next week.

         Sincerely,

         /s/ Jeffrey T. Grade

         Jeffery T. Grade
         JTG/jo

         cc:  Members of the Board of Directors of Giddings & Lewis, Inc.